UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

MBIA Capital /
Claymore Managed Duration Investment Grade Municipal Fund
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

55266X100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 356,686
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 356,686
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 356,686
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 356,686
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,298
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 57,298
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,831
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,831
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 144,546
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 144,546
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,011
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 143,011
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,245
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 70,245
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON BENCHMARK PLUS PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,173
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 39,173
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,173
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 109,418
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 109,418
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 109,418
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 109,418
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON SCOTT FRANZBLAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 109,418
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 109,418
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55266X100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund (the “Issuer”).  The address of the principal executive offices of the Issuer is 2455 Corporate West Drive, Lisle, Illinois.

Item 2.	Identity and Background.

(a)           This statement is filed by Western Investment LLC, a Delaware limited liability company (“WILLC”), Western Investment Hedged Partners L.P., a Delaware limited partnership (“WIHP”), Western Investment Activism Partners LLC, a Delaware limited liability company (“WIAP”), Western Investment Total Return Partners L.P., a Delaware limited partnership (“WITRP”), Western Investment Total Return Fund Ltd., a Cayman Islands corporation (“WITRL”), Arthur D. Lipson (“Mr. Lipson,” and together with WILLC, WIHP, WIAP, WITRP and WITRL, the “Western Entities”), Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company (“BPIP”), Benchmark Plus Partners, L.L.C., a Delaware limited liability company (“BPP”), Benchmark Plus Management, L.L.C., a Delaware limited liability company (“BPM”), Scott Franzblau (“Mr. Franzblau”) and Robert Ferguson (“Mr. Ferguson,” and together with BPIP, BPP, BPM and Mr. Franzblau, the “Benchmark Entities”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

WILLC has sole voting and investment power over WIHP’s, WIAP’s, WITRP’s and WITRL’s security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC’s voting and investment decisions.  BPM is the managing member of each of BPIP and BPP, and Messrs. Franzblau and Ferguson, in their roles as managing members of BPM, have sole voting and investment control over BPIP’s and BPP’s security holdings.

Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of WILLC, WIHP, WIAP, WITRP, WITRL and Mr. Lipson is 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047.  The officers and directors of WITRL and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.

The principal business address of each of BPIP, BPP, BPM, Mr. Franzblau and Mr. Ferguson is 820 A Street, Suite 700, Tacoma, Washington 98402.

(c)           The principal business of WILLC is acting as the managing member of WIAP, the investment manager of WITRL and the general partner of each of WIHP and WITRP.  The principal occupation of Mr. Lipson is acting as managing member of WILLC.  The principal business of each of WIHP, WIAP, WITRP and WTIRL is acquiring, holding and disposing of investments in various companies.

The principal business of BPIP and BPP is acquiring, holding and disposing of investments in various companies.  The principal business of BPM is acting as the managing member of BPIP and BPP.  The principal occupation of Mr. Ferguson is acting as a managing member of BPM.  The principal occupation of Mr. Franzblau is acting as a managing member of BPM.

CUSIP NO. 55266X100

(d)           No Reporting Person, nor any person listed on Schedule B annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Lipson, Mr. Franzblau and Mr. Ferguson are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 356,686 Shares beneficially owned by WILLC is approximately $4,302,105.  The Shares beneficially owned by WILLC consist of 1,000 Shares that were acquired with WILLC’s working capital, 57,298 Shares that were acquired with WIHP’s working capital, 10,831 Shares that were acquired with WIAP’s working capital, 144,546 Shares that were acquired with WITRP’s working capital and 143,011 Shares that were acquired with WITRL’s working capital.

The aggregate purchase price of the 109,418 Shares beneficially owned by BPM is approximately $1,323,035.  The Shares beneficially owned by BPM consist of 70,245 Shares that were acquired with BPIP’s working capital and 39,173 Shares that were acquired with BPP’s working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were significantly undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board of the Issuer and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer.  The Reporting Persons are concerned by the persistent discount to net asset value at which the Shares have been trading and believe that the Issuer should take appropriate action to cause the discount to net asset value to be eliminated or reduced.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels and/or discount to net asset value of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, commencing a tender offer, making shareholder proposals concerning, among other things, changes to the capitalization, ownership structure or operations of the Issuer or replacement of the Issuer’s investment manager with an investment manager that is concerned with the discount to net asset value at which the Shares have been trading and that will take action to eliminate or reduce such discount, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 55266X100

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 7,935,591 Shares outstanding, which is the total number of Shares outstanding as of January 31, 2008, as reported in the Issuer’s Certified Shareholder Report of Registered Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on April 4, 2008.

As of the close of business on August 26, 2008, WIHP, WIAP, WITRP and WITRL beneficially owned 57,298, 10,831, 144,546 and 143,011 Shares, respectively, representing approximately less than 1%, less than 1%, 1.8%, and 1.8% respectively, of the Shares outstanding.  As the managing member of WIAP, the general partner of each of WIHP and WITRP and the investment manager of WITRL, WILLC may be deemed to beneficially own the 355,686 Shares owned in the aggregate by WIHP, WIAP, WITRP and WITRL, constituting approximately 4.5% of the Shares outstanding, in addition to the 1,000 Shares it holds directly.  As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 356,686 Shares beneficially owned by WILLC, constituting approximately 4.5% of the Shares outstanding.

As of the close of business on August 26, 2008, BPIP and BPP beneficially owned 70,245 and 39,173 Shares, respectively, constituting less than 1% and less than 1% respectively, of the Shares outstanding.  As the managing member of each of BPIP and BPP, BPM may be deemed to beneficially own the 109,418 Shares owned in the aggregate by BPIP and BPP, constituting 1.4% and of the Shares outstanding.  As managing members of BPM, Messrs. Franzblau and Ferguson may be deemed to beneficially own the 109,418 Shares beneficially owned by BPM, constituting 1.4% of the Shares outstanding.

(b)           Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by the Western Entities by virtue of their respective positions as described in Item 2.

Each of BPM and Messrs. Franzblau and Ferguson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by the Benchmark Entities by virtue of their respective positions as described in Item 2.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 27, 2008, WILLC, WIHP, WIAP, WITRP, WITRL, Mr. Lipson, BPIP, BPP, BPM, Mr. Ferguson and Mr. Franzblau entered into a Joint Filing Agreement  (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 55266X100

As of the close of business on August 26, 2008, each of WIHP, WITRP and WITRL was a party to certain equity swap arrangements (the “Swap Arrangements”) with a financial institution (the “Bank”) as the counterparty.  Pursuant to these Swap Arrangements, each of WIHP, WITRP and WITRL is obligated to pay to the Bank the equity notional amount on a total of 194,186, 71,934 and 91,000 Shares, respectively, subject to the Swap Arrangements (the “Reference Shares”) as of the beginning of the valuation period (which resets monthly), plus interest.  At the termination of the Swap Arrangements, the Bank is obligated to pay to each of WIHP, WITRP and WITRL the market value of their respective interest in the Reference Shares as of the end of the valuation period.  Any dividends received by the Bank on the Reference Shares during the term of the Swap Arrangements will be paid to WIHP, WITRP and WITRL.  All balances will be cash settled and there will be no transfer to WIHP, WITRP and WITRL of voting or dispositive power over the Reference Shares.  The Swap Arrangements expire on May 5, 2009.  Each of the Reporting Persons disclaims beneficial ownership of the Reference Shares except to the extent of his or its pecuniary interest therein.  The Reference Shares are not included as part of the totals, with respect to Shares, disclosed herein by the Reporting Persons.

In addition to the agreements referenced herein, the Reporting Persons may, from time to time, enter into and dispose of additional cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Shares, the relative value of such shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which such shares may be included, or a combination of any of the foregoing.  The Reporting Persons may also, from time to time, enter into stock loan agreements with one or more counterparties in the ordinary course of business pursuant to which the Reporting Persons may lend their Shares subject to recall at their discretion.

Other than as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Western Investment Total Return Partners L.P., Western Investment Total Return Fund Ltd., Arthur D. Lipson, Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus Partners, L.L.C., Benchmark Plus Management, L.L.C., Robert Ferguson and Scott Franzblau, dated August 27, 2008.

CUSIP NO. 55266X100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2008	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC
Investment Manager

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

CUSIP NO. 55266X100

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

/s/ Robert Ferguson
ROBERT FERGUSON

/s/ Scott Franzblau
SCOTT FRANZBLAU

CUSIP NO. 55266X100

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share ($)	Date of Purchase

WESTERN INVESTMENT HEDGED PARTNERS L.P.
9,850	11.7895	08/18/08
7,602	11.8713	08/19/08
6,270	11.9282	08/22/08
200	11.8825	08/25/08
6,600	12.0601	08/26/08

WESTERN INVESTMENT LLC
None

WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2,000	11.9148	08/20/08
1,000	11.9075	08/21/08
1,000	11.9270	08/21/08
3,131	11.9290	08/22/08
100	11.9085	08/22/08
800	12.0063	08/25/08
600	12.0385	08/26/08
2,200	12.0616	08/26/08

WESTERN INVESTMENT TOTAL RETURN FUND LTD.
5,850	11.7564	08/14/08
9,851	11.7895	08/18/08
2,000	11.9148	08/20/08
2,200	12.0616	08/26/08

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
7,500	11.7569	08/13/08
5,850	11.7564	08/14/08
9,851	11.7895	08/18/08
2,000	11.9148	08/20/08
2,200	12.0616	08/26/08

CUSIP NO. 55266X100

ARTHUR D. LIPSON
None

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
1,300	11.7641	08/14/08

BENCHMARK PLUS PARTNERS, L.L.C.
2,200	11.8768	06/27/08
2,400	11.8150	06/30/08
100	12.0800	07/09/08

BENCHMARK PLUS MANAGEMENT, L.L.C.
None

SCOTT FRANZBLAU
None

ROBERT FERGUSON
None

CUSIP NO. 55266X100

SCHEDULE B

Directors and Officers of Western Investment Total Return Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address

Don M. Seymour Director	Businessperson dms Management Ltd.	dms Management Ltd. PO Box 31910SMB George Town, Grand Cayman Cayman Islands

David Bree Director	Businessperson dms Management Ltd.	dms Management Ltd. PO Box 31910SMB George Town, Grand Cayman Cayman Islands

J.D. Clark & Co. Secretary	Trust Company	2225 Washington Blvd. Ogden, Utah 84401